October 15, 2007

Mail Stop 4561

Mr. T. Greenlee Flanagin
Chief Executive Officer
Security Land and Development Corporation
2816 Washington Road, #103
Augusta, GA 30909

>   RE: **Security Land and Development Corporation**
>   **Form 10-KSB for the period ended September 30, 2006**
>   **Filed December 29, 2006**
>   **File No. 0-07865**

Dear Mr. Flanagin:

We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.

>   Sincerely,

>   Daniel L. Gordon
>   Branch Chief